UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 – Exit Filing)*

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88165N105

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, Massachusetts 02142

(617) 868-1888

with a copy to:

Sarah Rothermel, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 88165N105	13D	Page 2 of 13 Pages

(1)	Names of reporting persons Flagship Ventures Fund 2004, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 0
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 0
(11)	Aggregate amount beneficially owned by each reporting person. 0 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 0% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 88165N105	13D	Page 3 of 13 Pages

(1)	Names of reporting persons Flagship Ventures General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 0
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 0
(11)	Aggregate amount beneficially owned by each reporting person. 0 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 0% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

CUSIP No. 88165N105	13D	Page 4 of 13 Pages

(1)	Names of reporting persons Flagship Ventures Fund 2007, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 891,086
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 891,086
(11)	Aggregate amount beneficially owned by each reporting person. 891,086 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 3.48% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

CUSIP No. 88165N105	13D	Page 5 of 13 Pages

(1)	Names of reporting persons Flagship Ventures 2007 General Partner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 891,086
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 891,086
(11)	Aggregate amount beneficially owned by each reporting person. 891,086 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 3.48% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

CUSIP No. 88165N105	13D	Page 6 of 13 Pages

(1)	Names of reporting persons Noubar B. Afeyan, Ph.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 891,086
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 891,086
(11)	Aggregate amount beneficially owned by each reporting person. 891,086 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 3.48% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 88165N105	13D	Page 7 of 13 Pages

(1)	Names of reporting persons Edwin M. Kania, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 891,086
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 891,086
(11)	Aggregate amount beneficially owned by each reporting person. 891,086 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 3.48% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

CUSIP No. 88165N105	13D	Page 8 of 13 Pages

Item 1. Security and Issuer.

This Amendment No. 2 amends, supplements and restates (as applicable) the statement on Schedule 13D that was filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2013, as amended by the statement on Schedule 13D/A that was filed with the SEC on December 19, 2013 (the “Original Filing”) and relates to the Reporting Persons’ (as defined in Item 2 of the Original Filing) beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 480 Arsenal Street, Suite 110, Watertown, Massachusetts 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Original Filing.

This Amendment No. 2 is being filed to reflect certain dispositions of the Issuer’s Common Stock by the Reporting Persons and constitutes an exit filing for the Reporting Persons, whose aggregate beneficial ownership has fallen below 5.0% as a result of such dispositions.

Item 2. Identity and Background.

There are no amendments to Item 2 of the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by inserting the following text after the last paragraph thereof:

“On January 27, 2014, the Reporting Persons sold 75,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $16.63.

On January 29, 2014, the Reporting Persons sold 8,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $16.00.

On January 30, 2014, the Reporting Persons sold 62,637 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $16.00.

On January 31, 2014, the Reporting Persons sold 14,323 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $15.53.

On February 4, 2014, the Reporting Persons sold 1,600 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $15.05.

On February 6, 2014, the Reporting Persons sold 3,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.31.

On February 7, 2014, the Reporting Persons sold 52,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.37.

On February 10, 2014, the Reporting Persons sold 60,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.47.

On February 11, 2014, the Reporting Persons sold 465,327 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.23.

On February 12, 2014, the Reporting Persons sold 12,100 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.33.

CUSIP No. 88165N105	13D	Page 9 of 13 Pages

On February 13, 2014, the Reporting Persons sold 4,600 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $13.94.

On February 14, 2014, the Reporting Persons sold 8,000 shares of the Issuer’s Common Stock on the open market at a weighted average price per share of $14.09.

Following such sales, the Reporting Persons owned, in aggregate, 891,086 shares of the Issuer’s Common Stock.”

Item 4. Purpose of Transaction.

There are no amendments to Item 4 of the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated to read in its entirety as follows:

“The aggregate percentage of shares of the Common Stock reported beneficially owned by each person named herein has been determined in accordance with SEC rules and is based upon 25,176,298 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2013, which was filed with the SEC on November 14, 2013. Applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.	Flagship Ventures Fund 2004, L.P.

(a)	As of the close of business on December 13, 2013, Flagship 2004 Fund was the record owner and beneficial owner of 0 shares of the Issuer’s Common Stock (the “2004 Record Shares”), representing a beneficial ownership interest of approximately 0% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	0

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	0

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

B.	Flagship Ventures General Partner LLC

(a)	In its capacity as general partner of Flagship 2004 Fund, Flagship 2004 GP may be deemed to be the beneficial owner of the 2004 Record Shares, representing a beneficial ownership interest of approximately 0% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	0

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	0

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

CUSIP No. 88165N105	13D	Page 10 of 13 Pages

(e)	Not applicable.

Please see Attachment A for additional information.

C.	Flagship Ventures Fund 2007, L.P.

(a)	As of the close of business on December 13, 2013, Flagship 2007 Fund was the record owner and beneficial owner of 891,086 shares of the Issuer’s Common Stock (the “2007 Record Shares”), representing a beneficial ownership interest of approximately 3.48% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	891,086

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	891,086

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

D.	Flagship Ventures 2007 General Partner LLC

(a)	In its capacity as general partner of Flagship 2007 Fund, Flagship 2007 GP may be deemed to be the beneficial owner of the 2007 Record Shares, representing a beneficial ownership interest of approximately 3.48% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	891,086

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	891,086

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

E.	Noubar B. Afeyan, Ph.D.

(a)	In his capacity as managing member of each of Flagship 2004 GP and Flagship 2007 GP, Afeyan may be deemed to be the beneficial owner of the 2004 Record Shares and the 2007 Record Shares, representing a beneficial ownership interest of approximately 3.48% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	891,086

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	891,086

CUSIP No. 88165N105	13D	Page 11 of 13 Pages

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.

F.	Edwin M. Kania, Jr.

(a)	In his capacity as managing member of each of Flagship 2004 GP and Flagship 2007 GP, Kania may be deemed to be the beneficial owner of the 2004 Record Shares and the 2007 Record Shares, representing a beneficial ownership interest of approximately 3.48% of the outstanding shares of Common Stock.

(b)	1.	Sole power to vote or direct vote:	0

	2.	Shared power to vote or direct vote:	891,086

	3.	Sole power to dispose or direct the disposition:	0

	4.	Shared power to dispose or direct the disposition:	891,086

(c)	The Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past 60 days, except as described in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)	Not applicable.

Please see Attachment A for additional information.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Original Filing.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Amendment No. 2:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement (Incorporated by reference to Exhibit 99.1 to the Original Filing filed by the Reporting Persons with the SEC on May 29, 2013).

99.2	Second Amended and Restated Registration Rights Agreement dated May 14, 2010, among the Issuer and the Issuer’s securityholders listed therein (Incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-186574), filed with the SEC on February 11, 2013).

CUSIP No. 88165N105	13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2014

FLAGSHIP VENTURES FUND 2004, L.P.

By:	Flagship Ventures General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures 2007 General Partner LLC,
its general partner

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name: Noubar B. Afeyan, Ph.D.
Title: Manager

/s/ Noubar B. Afeyan, Ph.D.
Noubar B. Afeyan, Ph.D.

/s/ Edwin M. Kania, Jr.
Edwin M. Kania, Jr.

CUSIP No. 88165N105	13D	Page 13 of 13 Pages

ATTACHMENT A

Afeyan and Kania are the managers of each of Flagship 2004 GP and Flagship 2007 GP. Flagship 2004 GP is the general partner of Flagship 2004 Fund, and Flagship 2007 GP is the general partner of Flagship 2007 Fund. Each of Flagship 2004 GP, Flagship 2007 GP, Afeyan, and Kania may be deemed to possess voting and investment control over the shares of Common Stock held by Flagship 2004 Fund and Flagship 2007 Fund, and, accordingly, each of Flagship 2004 GP, Flagship 2007 GP, Afeyan, and Kania may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D, except to the extent of his or its pecuniary interest therein.